PROXY RESULTS (Unaudited)
During the six months ended June 30, 2008, Cohen & Steers
Closed-End Opportunity Fund
shareholders voted on the following proposals at the annual meeting held on April 17, 2008. The description of each proposal and number of shares voted are as follows:


	                 Shares Voted	 Authority
	                     For	 Withheld
To Elect Directors
Bonnie Cohen	         25,109,426 	 1,001,170
Richard E. Kroon	 25,109,426 	 1,001,170
Willard H. Smith, Jr.	 25,109,426 	 1,001,170